SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of February 2014
G. WILLI-FOOD INTERNATIONAL LTD.
(Translation of registrant's name into English)

4 Nahal Harif St., Northern Industrial Zone, Yavne, Israel 8122216
(Address of principal executive offices)

Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F ☒ FORM 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):..........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):............

Indicate by check mark whether registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

YES ☐ NO ☒

If "YES" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

Attached hereto and incorporated by reference herein are a proxy statement and proxy card to be sent to shareholders in connection with a Special General Meeting of Shareholders scheduled for March 20, 2014.

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (File No. 333-11848 and 333-138200) of the Registrant.

SIGNATURES

In accordance with the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

G. WILLI-FOOD INTERNATIONAL LTD.

Dated: February 20, 2014	By:	/s/ Raviv Segal
Name: Raviv Segal
Title: Chief Financial Officer

G. WILLI-FOOD INTERNATIONAL LTD.
4 Nahal Harif Street, Northern Industrial Zone, Yavne 8122216 Israel
Tel: 972-8-9321000; Fax: 972-8-9321003

NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON MARCH 20, 2014

NOTICE IS HEREBY GIVEN that on Thursday, March 20, 2014, at 4:00 p.m. Israeli time, the Special General Meeting of Shareholders (the “Meeting”) of G. Willi-Food International Ltd. (the “Company”) will be held at the offices of the Company, 4 Nahal Harif Street, Northern Industrial Zone, Yavne 8122216 Israel.

The matters on the agenda of the Meeting and the summary of the proposed resolution are as follows:

1.	To approve amendments to the Company’s Articles of Association and its Memorandum of Association to enable the Company to engage in any lawful activity.

In addition, shareholders may transact such other business as may properly come before the Meeting or any adjournment thereof.

A shareholder who wishes to vote at the Meeting but who is unable to attend in person may appoint a representative to attend the Meeting and vote on such shareholder’s behalf. In order to do so, such shareholder must execute an instrument of appointment and deposit it at the offices of the Company (or its designated representative) no later than 48 hours before the time appointed for the Meeting (no later than March 18, 2014 at 4:00 p.m. Israel time).

In addition, whether or not a shareholder plans to attend, a shareholder can ensure his vote is represented at the Meeting by promptly completing, signing, dating and returning his proxy (in the form attached) in the enclosed envelope to the offices of the Company or the offices of the Company’s transfer agent no later than 48 hours prior to the Meeting (no later than March 18, 2014 at 4:00 p.m. Israel time).

The Board of Directors has fixed the close of business on February 19, 2014 as the record date for determination of shareholders entitled to notice of, to attend and to vote at, the Meeting.  Only shareholders of record at the close of business on February 19, 2014 (the “Record Date”) are entitled to vote at the Meeting.  Each shareholder of record is entitled to one vote for each Ordinary Share held on all matters to come before the Meeting.

The accompanying Proxy Statement contains additional information with respect to the matters on the agenda and certain related matters.

You are cordially invited to attend the Meeting.  Whether or not you intend to attend the Meeting, you are urged to promptly complete, date and execute the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States.  Return of your proxy does not deprive you of your right to attend the Meeting and to vote your Ordinary Shares in person.

The complete copy of the proposal to be presented at the Meeting will be available at the Meeting as well as on each day from March 3, 2014 until March 6, 2014, between the hours of 9:00 a.m. – 5:00 p.m. at the Company’s offices in 4 Nahal Harif Street, Northern Industrial Zone, Yavne 8122216 Israel.

By order of the Board of Directors /s/ Zwi Williger Zwi Williger Chairman	Dated: Yavne, Israel, February 20, 2014

G. WILLI-FOOD INTERNATIONAL LTD.
4 Nahal Harif Street,Northern Industrial Zone,
Yavne 8122216 Israel

PROXY STATEMENT
_______________________

This proxy statement is furnished to shareholders in connection with the solicitation by the Board of Directors of G. Willi-Food International Ltd. (the “Company”) of proxies to be voted at the Special General Meeting (the “Meeting”) of the Company to be held on March 20, 2014 at 4:00 p.m. (Israeli time) at the offices of the Company, 4 Nahal Harif Street, Northern Industrial Zone, Yavne 8122216, Israel, and at any adjournment thereof.  This proxy statement and the proxies solicited hereby will first be sent or delivered to shareholders on or about February 24, 2014.

General Information

Proxies for use at the Meeting are being solicited by the Board of Directors of the Company.  A form of proxy for use at the Meeting is attached. All Ordinary Shares of the Company, nominal value NIS 0.1 per share (the “Ordinary Shares”), represented at the Meeting by properly executed proxies received by the Company at its offices or the offices of the Company’s transfer agent by 4:00 p.m. (Israel time) at least 48 hours prior to the Meeting and which are not revoked will be voted at the Meeting in accordance with the instructions contained therein.  If the person executing or revoking a proxy does so under a power of attorney or other authorization, including authorization by a corporation’s board of directors or shareholders, the Company must receive the original or a duly certified copy of the power of attorney or other authorization.  A proxy may be revoked by a shareholder at any time prior to its use by voting in person at the Meeting or by executing a later proxy, provided that such later proxy is received within the above-referenced time period, or by submitting a written notice of revocation to the Secretary of the Company at the Company’s offices at least 24 hours prior to the Meeting.  If the proxy is signed properly by the shareholder and is not revoked, it will be voted at the Meeting.  If a shareholder specifies how the proxy is to be voted, the proxy will be voted in accordance with such specification.  Otherwise, subject to applicable law and stock exchange regulations, the proxy will be voted in favor of each of the matters described herein.

The presence of two or more shareholders in person or by proxy representing not less than 25% of the outstanding Ordinary Shares entitled to vote at the Meeting will constitute a quorum for the transaction of business at the Meeting.  Under the Company’s Articles of Association, if a quorum is not present within one-half hour of the commencement time of the Meeting, the Meeting will be adjourned automatically until one week thereafter at the same time and place, or at any other time and place as the Directors may designate and state in a notice to the shareholders.  If, within one-half hour after the adjourned Meeting is reconvened, a quorum of two or more shareholders representing at least 25% of the outstanding Ordinary Shares entitled to vote is not present, then the Meeting shall be held with any number of participants who may discuss all the matters for which the first meeting was convened.

Proxies will be solicited primarily by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefore, may solicit proxies by telephone, fax or other personal contact.  Copies of solicitation materials will be furnished to banks, brokerage firms, nominees, fiduciaries and other custodians holding Ordinary Shares in their names for others to send proxy materials to and obtain proxies from the beneficial owners of such Ordinary Shares.  The Company will bear the cost of soliciting proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

The adoption of resolution 1  described herein is contingent upon the affirmative vote of holders of a special majority of at least 75% of the Ordinary Shares  attending and voting at the Meeting, without taking into account abstentions.

Only shareholders of record at the close of business on February 19, 2014 (the “Record Date”) are entitled to vote at the Meeting.  At the close of business on the Record Date, 12,974,245 Ordinary Shares were outstanding and eligible for voting at the Meeting.  Each shareholder of record is entitled to one vote for each Ordinary Share held on all matters to come before the Meeting.

The complete copy of the proposal to be presented at the Meeting will be available at the Meeting as well as on each day from March 3, 2014 until March 6, 2014, between the hours of 9:00 a.m. – 5:00 p.m. at the Company’s offices in 4 Nahal Harif Street, Northern Industrial Zone, Yavne 8122216 Israel.

To the extent you would like to state your position with respect to the proposal described in this proxy statement, in addition to any right you may have under applicable law, pursuant to regulations under the Companies Law, you may do so by delivery of a notice to the Company’s offices located at 4 Nahal Harif Street, Northern Industrial Zone, Yavne 8122216 Israel, not later than March 3, 2014.  Our Board of Directors may respond to your notice not later than March 10, 2014.

Following the Meeting, one or more shareholders holding, at the Record Date, at least 648,712 Ordinary Shares, which represent approximately five percent (5%) of the total voting rights of the Company, which are not held by controlling shareholders of the Company, may review the Proxy Cards submitted to the Company at Company’s offices during business hours.

THESE PROXY AND PROXY CARD SHALL ALSO SERVE AS A VOTING DEED (KTAV HATZBA’A) AS SUCH TERM IS DEFINED UNDER THE COMPANIES LAW.

Security Ownership of Certain Beneficial Owners

The following table sets forth, as of February 20, 2014, the number of Ordinary Shares beneficially owned by each shareholder, to the best knowledge of the Company and based on information received from the shareholders, to own more than 5% of the Ordinary Shares. The information presented in the table is based on 12,974,245 Ordinary Shares outstanding as of February 20, 2014.

Name and Address	Number of Ordinary Shares Beneficially Owned		Percentage of Ordinary Shares

Willi Food Investments Ltd. ("Willi Food") (1)	7,547,318		58.17%

Zwi Williger (1) (2)	8,051,725	(2)	62.06%

Joseph Williger (1) (2)	7,547,318	(2)	58.17%

All directors and officers as a group (2 persons)	8,051,725	(2)	62.06%

(1)
Willi Food’s securities are traded on the Tel Aviv Stock Exchange Ltd. The principal executive offices of Willi Food are located at 4 Nahal Harif St., Northern Industrial Zone, Yavne, 8122216 Israel.  The business address of each of Messrs. Zwi Williger and Joseph Williger is c/o the Company, 4 Nahal Harif St., Northern Industrial Zone, Yavne, 8122216 Israel.

(2)
Includes 7,547,318 Ordinary Shares owned by Willi Food. Messrs. Zwi Williger and Joseph Williger serve as directors of Willi Food and of the Company, and are deemed under the Companies Law as the controlling shareholders of Willi Food.

All of the shareholders of the Company (including Willi Food) have the same number of votes for each ordinary share held.  Accordingly, the major shareholder of the Company, Willi Food, does not have voting rights that are different from those of the Company’s other shareholders. The Company believes that, as of February 20, 2014, 4,922,520 Ordinary Shares (approximately 37.94% of its outstanding Ordinary Shares) were held by persons who were not officers, directors or the owners of 10% of the Company's outstanding Ordinary Shares.  As of February 20, 2014, there were 17 holders of Ordinary Shares of record registered with a United States mailing address, including banks, brokers and nominees.  These holders of record, including a portion of the Company’s shares held by Willi Food through brokers, represented approximately 73.8% of the total outstanding Ordinary Shares.  Because these holders of record include banks, brokers and nominees, the beneficial owners of these Ordinary Shares may include persons who reside outside the United States.

PROPOSAL NO. 1	APPROVAL OF AMENDMENTS TO THE COMPANY'S ARTICLES OF ASSOCIATION AND MEMORANDUM OF ASSOCIATION

The Company's Articles of Association and Memorandum of Association currently provide that the objectives of the Company are to engage in the import, export and marketing of products and other commodities. The Board of Directors has determined that it would be beneficial to the Company to consider taking advantage of opportunities that arise and that are beyond the currently stated objectives in the Articles of Association and Memorandum of Association. Therefore, the Board of Directors has proposed to amend the Company's Articles of Association and Memorandum of Association to enable the Company to engage in any lawful activity. At the Meeting, the shareholders will be asked to adopt amendments to the Company's Articles of Association and Memorandum of Association, which would become effective upon shareholder approval.

The Memorandum of Association of the Company is in Hebrew.  Therefore, the amendment of the Memorandum of Association proposed to shareholders is a convenience translation of the language to be inserted into the Memorandum of Association.

It is proposed that at the Meeting, the following Resolution be adopted:

“RESOLVED, to expand the objectives of the Company, as stated in the Articles of Association and Memorandum of Association of the Company, and to amend the Articles of Association and Memorandum of Association of the Company as follows:

(i) Replace Section 6.1 of the Articles of Association of the Company in its entirety to read as follows: "The objective of the Company is to engage in any lawful activity."

(ii) Replace Section 2 of the Memorandum of Association of the Company in its entirety and substantially state in Hebrew as follows: "The objective of the Company is to engage in any lawful activity."

The affirmative vote of holders of a special majority of at least 75% of the Ordinary Shares attending and voting at the Meeting in person or by proxy and voting thereon, without taking into account abstentions, is necessary for approval of this resolution.

The Board of Directors unanimously recommends that the shareholders vote FOR Proposal No. 1

INFORMATION ABOUT THE COMPANY

The complete copy of the proposal to be presented at the Meeting shall be available for public inspection each day between March 3, 2014 until March 6, 2014, between the hours of 9:00 a.m. – 5:00 p.m. at the Company’s offices in 4 Nahal Harif Street, Northern Industrial Zone, Yavne 8122216 Israel.

OTHER  MATTERS

The Board of Directors knows of no other matters to come before the meeting other than the matter referred to in the Notice of Meeting of Shareholders. However, if any other matters which are not now known to the Board should properly come before the Meeting, the proxy will be voted upon such matters in accordance with the best judgment of the person voting the proxy.

Dated: February 20, 2014

By Order of the Board of Directors
Zwi Williger, Chairman of the Board of Directors

G. WILLI-FOOD INTERNATIONAL LTD.

This Proxy is solicited on behalf of the Board of Directors

The undersigned shareholder of G. WILLI-FOOD INTERNATIONAL LTD. (the “Company”) does hereby appoint Messrs. Gil Hochboim and Raviv Segal, and each of them severally, each with full power of substitution and revocation, to vote, as designated below, all of the Ordinary Shares of the Company which the undersigned is entitled to vote at the Special General Meeting of Shareholders of the Company, to be held at the offices of the Company, 4 Nahal Harif Street, Northern Industrial Zone, Yavne 8122216 Israel, on March 20, 2014 at 4:00 p.m. Israel time, and at any adjournment thereof, upon:

(Continued and to be signed on the reverse side)

PROXY CARD FOR SPECIAL GENERAL MEETING OF SHAREHOLDERS OF

G. WILLI-FOOD INTERNATIONAL LTD.

March 20, 2014

Please sign, date and mail
 your proxy card in the
 envelope provided as soon
 as possible.

Please detach along perforated line and mail in the envelope provided.

PLEASE SIGN, DATE, AND RETURN PROMPTLY IN ENCLOSED ENVELOPE. PLEASE MARK
YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE.  ☒

1.
To expand the objectives of the Company, as stated in the Articles of Association and Memorandum of Association of the Company, and to amend the Articles of Association and Memorandum of Association of the Company as follows:

(i) Replace Section 6.1 of the Articles of Association of the Company in its entirety to read as follows: "The objective of the Company is to engage in any lawful activity."

(ii) Replace Section 2 of the Memorandum of Association of the Company in its entirety and substantially state in Hebrew as follows: "The objective of the Company is to engage in any lawful activity."

FOR ☐	AGAINST ☐	ABSTAIN ☐

To change the address on your account, please check the box as right and indicate your new address in the address space above. Please note that changes to the registered name(s) in the account may not be submitted via this method.☐

The undersigned hereby acknowledges receipt of a copy of the accompanying Notice of Special General Meeting of Shareholders and Proxy Statement, and hereby revokes any proxy or proxies heretofore given:

Date: ______________________________________

Signature: __________________________________

Note; Please sign exactly as your name or names appear in this Proxy.  When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.